Exhibit (a)(1)(h)(ii)

Confirmation E-mail to Discount Optionholders who Withdraw their Stock Options from the Exchange Offer

Advanced Analogic Technologies Incorporated (“AnalogicTech”) has received your withdrawal form dated [                    ], by which you rejected AnalogicTech’s offer to amend and/or exchange some or all of your eligible outstanding options for new stock options. Please note that eligible options you did not elect to withdraw, if any, on your withdrawal form remain elected for exchange in accordance with the election form previously submitted by you.

As indicated in the separate listing of your options sent to you, certain options granted to you by AnalogicTech have an exercise price that was lower than the fair market value of the shares covered by the options on the date of grant. These options, called “discount options,” give rise to the potential adverse tax consequences described in Section 14 of the Offer to Exchange. You can eliminate these potential adverse tax consequences if you agree in the election form to amend your options so that the exercise price of your discount options is increased to the price(s) indicated in the listing of your options.

Please remember that if you hold discount options, you may choose to withdraw from the exchange without withdrawing your election to amend the exercise price of your discount options.

You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date. If you change your mind and decide that you would like to participate in this offer, a properly completed and signed copy of the election form must be received by facsimile, e-mail, portable document format (PDF) or by hand delivery on or before 5:00 p.m., Pacific Time, on October 9, 2008 by:

Stock Admin

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

Fax: (408) 716-2539

E-mail: stockadmin@aati.com

Only responses that are complete, signed and actually received by Stock Admin by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Stock Admin at:

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

(408) 330-1629

This notice does not constitute the Offer to Exchange. The full terms of the offer are described in (1) the Offer to Exchange; (2) the letter from Richard K. Williams, dated September 11, 2008; (3) the election form; and (4) the withdrawal form. You may also access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.